	EXHIBIT 12.1

Omeros Corporation
Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands)
Earnings before fixed charges:
Loss from continuing operations before income taxes	$(53,481)	$(66,745)	$(75,096)	$(73,673)	$(39,796)
Add fixed charges	13,987	16,697	8,295	6,824	5,621
Add amortization of capitalized interest	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—
Loss before fixed charges	$(39,494)	$(50,048)	$(66,801)	$(66,849)	$(34,175)
Fixed Charges:
Interest expense	$10,013	$6,359	$2,709	$2,710	$1,865
Amortization of debt expense and loss from extinguishment of debt	804	7,055	2,177	759	502
Estimate of interest expense within rental expense	3,170	3,283	3,409	3,355	3,254
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Total fixed charges	$13,987	$16,697	$8,295	$6,824	$5,621
Deficiency of earnings available to cover fixed charges	$(53,481)	$(66,745)	$(75,096)	$(73,673)	$(39,796)